UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 1, 2011**



MATTSON TECHNOLOGY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**000-24838**	**77-0208119**
(State or Other Jurisdiction of	(Commission File Number)	(I.R.S. Employer
Incorporation)		Identification Number)

47131 Bayside Parkway
Fremont, California 94538
(Address of principal executive offices, including zip code)

(510) 657-5900
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Entry into Material Compensatory Arrangements with Named Executive Officers

On May 25, 2011, the Compensation Committee of the Board of Directors of Mattson Technology, Inc. (the "Company") reinstated a Severance and Executive Change of Control Agreement for David Dutton, President and Chief Executive Officer, and an Executive Change of Control Agreement for Andy Moring, Chief Financial Officer, Secretary and Executive Vice President - Finance. The agreements have an initial two year term with an automatic renewal for additional one year periods, unless terminated by either party at least sixty days prior to the date of automatic renewal.

Mr. Dutton's agreement specifies that if, during the period commencing on the Company's public announcement of a proposed Change of Control (as defined below) and ending on the earlier of (a) the twelve month period following the consummation of the proposed Change of Control, or (b) the Company's public announcement that the proposed Change of Control will not occur (the "Change of Control Period"), his employment is terminated (a) by the Company for any reason other than Good Cause (as defined below) or (b) by Mr. Dutton for Good Reason (as defined below), then, subject to Mr. Dutton signing and not revoking a release of claims with the Company, he will receive (i) a cash payment equal to (A) the greater of his base salary for the twenty-four months preceding the Change of Control, or (B) two times his then-current annual salary plus 200% of his current period target bonus award, (ii) full vesting of all his outstanding stock options, restricted stock units and any other outstanding awards, and (iii) reimbursement of his medical and dental insurance benefits (and for his dependents) under COBRA for a period of twenty-four months. In addition, Mr. Dutton's agreement specifies that if the Company terminates his employment for any reason other than for Good Cause and such termination is not within a Change of Control Period, then subject to Mr. Dutton signing and not revoking a release of claims with the Company, Mr. Dutton will receive (i) a cash payment in an amount equal to his then-current annual base salary and (ii) reimbursement of his medical and dental insurance benefits (and for his dependents) under COBRA for a period of twelve months. This agreement replaces Mr. Dutton's prior Severance and Executive Change of Control Agreement with the Company.

Mr. Moring's agreement specifies, that if, during the Change of Control Period, his employment is terminated (a) by the Company for any reason other than for Good Cause or (b) by Mr. Moring for Good Reason, then, subject to Mr. Moring signing and not revoking a release of claims with the Company, he will receive (i) a cash payment equal to (A) the greater of his base salary for the twelve months preceding the Change of Control, or (B) his then-current annual base salary, plus 100% of his annual target bonus, (ii) full vesting of all of his outstanding stock options, restricted stock units, and any other outstanding awards, and (iii) reimbursement of his medical and dental insurance benefits (and for his dependents) under COBRA for a period of twelve months. This agreement replaces Mr. Moring's prior Executive Change of Control Agreement with the Company.

Under Messrs. Dutton and Moring's agreements, "Change of Control" is defined as (a) an event or series of events wherein (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company, (ii) a merger or consolidation in which the Company is a party, or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; wherein the stockholders of the Company immediately before the transaction do not retain immediately after the transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of the Company or the surviving corporation or the surviving corporation's parent, or (b) liquidation or dissolution of the Company.

Under Messrs. Dutton and Moring's agreements, "Good Cause" is defined as (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company, (ii) dishonesty, material breach of any agreement with the Company, or intentional misconduct, or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

Under Messrs. Dutton and Moring's agreements, "Good Reason" is defined as, without written consent, (i) a significant reduction by the Company in the executive's annual base salary, (ii) the failure of the Company to obtain an agreement from any successor to the Company, or purchaser of all or substantially all of the Company's assets, to assume the Agreement, (iii) the assignment of the executive to duties which reflect a material adverse change in authority, responsibility or status with the Company or any successor, or (iv) the Company requiring the executive to reside or be based at a location 50 miles or more from the location where the executive was based immediately prior to the Change of Control. The executive will not resign for Good Reason without first providing the Company with (a) written notice within sixty days of the event that the executive believes constitutes "Good Reason" specifically identifying the acts or omissions constituting the grounds for Good Reason, and (b) a reasonable cure period of not less than thirty days following the date of such notice.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Severance and Executive Change of Control Agreement for David Dutton, President and Chief Executive Officer.
10.2	Executive Change of Control Agreement for Andy Moring, Chief Financial Officer, Secretary and Executive Vice President - Finance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mattson Technology, Inc.

Date: June 1, 2011

By: /s/ Andy Moring
 Andy Moring
 Chief Financial Officer, Secretary and
 Executive Vice President — Finance

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Severance and Executive Change of Control Agreement for David Dutton, President and Chief Executive Officer.
10.2	Executive Change of Control Agreement for Andy Moring, Chief Financial Officer, Secretary and Executive Vice President - Finance.